

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2015

Via E-mail
Bernardo Hees
Chief Executive Officer
H.J. Heinz Holding Corporation
One PPG Place
Pittsburgh, PA 15222

> **Re: H.J. Heinz Holding Corporation**
> **Registration Statement on Form S-4**
> **Filed April 10, 2015**
> **File No. 333-203364**

Dear Mr. Hees:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary, page 12

Financial Interests of Kraft's Directors and Executive Officers in the Merger, page 17

1.   In the Summary and Risk Factors sections at page 31, please provide quantitative information about the amount of the executive officers' and directors' interests.

Cautionary Statement Regarding Forward-Looking Statements, page 25

2.   You refer to "'forward-looking statements' within the meaning of the Federal Securities Laws" and the safe harbor that Section 21E provides. Please revise the disclosure to eliminate any suggestion that Section 21E applies to any of the disclosures you reference

which relate to the offering or are incorporated by reference. In that regard, please refer to Exchange Act Sections 21E(a)(1) and 21E(b)(2)(d).

Risk Factors, page 27

3.   We note the description of your Series A Preferred Stock, as established pursuant to Article IV of your Form of Second Amended and Restated Certificate of Incorporation ("the charter"), found in Annex C. Please revise the risk factor "To service its indebtedness" at page 41 or provide a new separate risk factor to quantify the amount of your annual preferred dividend payment obligation. Also disclose that in the most recent fiscal year, the payment of the dividend resulted in a net loss attributable to common shareholders, despite Heinz otherwise having generated $672 million in net income during that period. Refer to page F-4.

4.   Similarly, revise the caption and the content of the risk factor "The Kraft Heinz Company's ability to pay regular dividends to its shareholders" to clarify that any dividends on the common shares may be made only after all the Series A Preferred Stock dividends have been paid. We note the related disclosure in Articles III(B) and IV(D)(2) of the charter.

Directors and executive officers of Kraft may have interests in the merger that are different from, or in addition to, those of Kraft shareholders generally, page 31

5.   We note your disclosure here and elsewhere in your filing that the directors and executive officers of Kraft "may have interests in the merger that are different from" those of Kraft shareholders generally (emphasis added). By contrast, you state in the letter to Kraft shareholders that "certain directors and executive officers of Kraft will have interests in the merger that may be different from" those of Kraft shareholders generally (emphasis added). Please revise to disclose consistently that those officers and directors will have such interests and that those interests, if true, are different from those of Kraft shareholders generally.

Future sales of Kraft Heinz common stock in the public market could cause volatility in the price of Kraft Heinz common stock or cause the share price to fall, page 37

6.   Disclose the particular terms of the registration rights in necessary detail in the corresponding section which now appears at page 103. Also, please revise this risk factor and caption to indicate, if true, that there is no "blackout period" post-merger and that there is no limit to the amount of shares that may be sold in these offerings.

The Merger, page 50

7.   Please provide us with copies of the Kraft board books.

Debt Matters, page 51

8.   Please revise the third paragraph in this section to clarify the basis or bases for the statement that "Heinz anticipates that these notes will continue to be rated investment grade following the closing date…." Further discuss the scope of the discussions and briefly summarize the material items addressed in the March 16, 2015, meeting with credit rating agencies referenced at page 57.

9.   We note your statement on page 52 that "Heinz intends to refinance, on or prior to the closing date, all of its outstanding secured indebtedness other than amounts outstanding under the Heinz 2025 notes and the Heinz GBP notes." To the extent that information becomes available with regard to the refinancing, including the terms of the refinancing of any outstanding debt issued by Kraft or Heinz, please enhance your disclosure to provide such information.

Background of the Merger, page 52

10.   Please revise to briefly describe the process whereby Centerview was selected as Kraft's financial advisor in connection with the merger. The general statement at page 75 does not indicate how, when, or why Centerview was first contacted. Also further explain the statement in the opinion included as Annex B that Centerview "provided certain financial advisory services to the Company from time to time for which we have not received any compensation." Lastly, describe the nature and extent of the services provided, and disclose why Centerview received no compensation for such services.

11.   We note the disclosure regarding the February 9 board meeting. Clarify who at Kraft was responsible for retaining Centerview as financial advisor in connection with the merger. Indicate when that person or persons first became aware of the matters disclosed in the last full paragraph at page 56 as having been disclosed by Centerview in writing on March 13, 2015. Explain whether the Kraft board had any involvement in the process of retaining Centerview, and if so, when the Kraft board became aware of these matters and all the related information you discuss at pages 74-75 regarding Centerview's affiliations.

12.   You at times refer to "certain" members of management or the board. Please expand your disclosure throughout this section to provide additional detail regarding which "senior management" members and which Kraft board members participated or were informed at each referenced point. Also clarify when you refer to the Kraft board holding meetings, including in "executive session," whether all members (including Mr. Cahill) were in attendance.

13.   If the board (aside from Mr. Cahill) took an active role at any point of the negotiating process, please describe its role in greater detail. Also clarify how the various material terms were negotiated, including for example who proposed the respective post-merger

roles to be held by Messrs. Hees, Cahill, and Behring. If any individual partially was negotiating on his own behalf in that regard, please revise to explain.

14.   Similarly, if instructions were provided to counsel or others to negotiate a particular role or aspect of the merger about which an individual would personally have had a potential conflict (such as the office to be held in Kraft Heinz post-merger), briefly describe this, including any procedures or safeguards with regard to conflicts of interest that were considered or followed.

15.   Make clear when and by whom the principal terms were determined, identifying those who participated in related negotiations. At page 56, for example, you refer to discussions in which "both sides" outlined their positions." Also explain the process whereby the five Kraft "surviving" directors were selected (as mentioned at page 60) as well as any criteria for the selections. If Heinz or anyone outside of Kraft had input into the process, discuss the particulars.

16.   If there are any agreements to retain the same directors for purposes of the first annual meeting of Kraft Heinz, disclose the particulars. It appears that Heinz will be able to control the selection of all future directors given its voting control and ability to act by written consent.

17.   Aside from the "Certain Kraft Forecasts" disclosure at page 75, it is unclear from the current discussion the extent to which non-public financial information, expected synergies, and other projections were shared among the parties and their advisors and agents. For example, when Kraft refers to "Kraft's and Heinz's … projected financial performance" and both companies' "prospects" as factors weighing in favor of the merger, please clarify what material non-public information might have been included among those items. You also indicate that "certain financial information" other than the forecasts was made available to Heinz's management (page 75). Please describe the financial information, or confirm, if true, that you have disclosed in the registration statement the corresponding material non-public information relating to these items.

18.   We note your reference to "tactical and strategic alternatives" that were reviewed by representatives of Centerview with members of Kraft senior management on January 27, 2015. Please explain what these tactical and strategic alternatives were and what issues were reviewed with regard to these alternatives. We furthermore note your reference to Mr. Cahill and representatives of Centerview reviewing "various potential organic and inorganic strategic alternatives that Kraft could consider" with Kraft's board on March 2, 2015. Please enhance your disclosure by explaining what these potential alternatives were and what issues were reviewed with regard to these alternatives.

19.   Revise to clarify the extent to which Mr. Cahill made the decisions regarding whether to consider other options and what related actions to take in consultation with the Kraft board or other members of Kraft management. We note for example the calls that he

made to Company A and Company B. Discuss whether he determined on his own the approach to take with the meeting with Company A's CEO and the apparent decision to not pursue any potential business combination with Company A or any entity other than Heinz. Also clarify when the decision was made not to seek any other candidates in the circumstances of the ongoing Heinz discussions.

20.   Explain how the decision was made to retain Bain & Company, and disclose when Bain was retained. Also provide further clarity regarding the role Bain played in the process, and consider the applicability of Item 1015(b)(6) of Regulation M-A. We note that it provided the board with an analysis that included among other things Heinz and the combined company's projected growth and synergies.

Opinion of Kraft's Financial Advisor, page 64

General, page 74

21.   Please provide the summary of all the enumerated items in the proxy statement / prospectus, rather than suggesting that the reader needs to refer to the written opinion for this information. See Item 1015(b)(6) of Regulation M-A for items that must be included.

22.   We note your disclosure that "in 2013 Centerview acted as financial advisor to H. J. Heinz Company in connection with its sale to an investment consortium comprised of Berkshire Hathaway and an investment fund affiliated with 3G Capital, and Centerview received compensation for such services." Please disclose the amount of the compensation, which appears to have been approximately $36 million, based on disclosure in the definitive proxy statement filed on March 27, 2013.

23.   At page 65, you indicate that Centerview reviewed "certain financial information relating to Heinz prepared by management of Heinz, which was furnished to Centerview by Kraft and was adjusted, at Kraft's direction … by Centerview and certain other advisors to Kraft…." You also indicate that there were adjustments made to the cost savings and operating synergies projected by Heinz management. Please fully explain the nature of the adjustments and provide details regarding the before and after figures. Also identify the "other advisors" and explain further the role they served in the process.

24.   We note your disclosure on page 75 that "[i]n connection with Centerview's services as the financial advisor to the Kraft board, Kraft has agreed to pay Centerview an aggregate fee of $49 to $60 million." Explain further how the amount will be determined.

Market Listing, page 81

25.   Disclose where the Kraft Heinz common stock is expected to be listed for trading, and also provide updated disclosure regarding the pending antitrust considerations in the

Bernardo Hees
H.J. Heinz Holding Corporation
May 8, 2015
Page 6

United States and Canada. Also, we may have comments once you file the referenced tax opinions.

Other Related Agreements, page 103

26.   Quantify the number of shares issuable upon exercise of the Berkshire warrant and explain how this impacts the 51% / 49% division that was agreed upon with regard to Kraft Heinz ownership post-merger.

Unaudited Pro Forma Condensed Combined Financial Statements, page 109

27.   You state that for "purposes of the unaudited pro forma condensed combined financial statements, Heinz assumed that the carrying value of Kraft's property, plant and equipment approximated its fair value." Unless you have additional information to consider that you believe would support an alternate view, please revise your presentation to include adjustments necessary to allocate the estimated purchase price to all net assets acquired in order to comply with Article 11 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 111

28.   Please expand your footnote disclosures to clearly identify the underlying amounts related to your pro forma adjustments to cash and cash equivalents, common stock and additional paid-in capital. We note these amounts are discussed within the footnotes identified in the note reference column. However, the footnote descriptions do not provide sufficient information for an investor to recalculate these adjustment amounts.

Note 5. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 116

29.   The guidance of ASC 805-30-30-2 addresses certain business combinations when the acquisition-date fair value of the acquiree's equity interests may be more reliably measurable than the acquisition-date fair value of the acquirer's equity interests. In pro forma adjustment 5(b) and as disclosed on page 110, we note you have used the closing share price of Kraft to calculate the preliminary estimate of fair value of common shares issued in order to arrive at the fair value of total consideration transferred, detailed in pro forma adjustment 5(a). We also note that Heinz will use $10 billion in proceeds from the issuance of shares to the Sponsors to fund a special cash dividend of $16.50 per outstanding share of Kraft common stock. You have stated that Kraft's closing share price of $88.38 on April 8, 2015 "reflects the pre-dividend share amount which inherently includes the $16.50 special cash dividend to be paid on each outstanding share of Kraft common stock upon the consummation of the merger, estimated in this pro forma condensed combined financial information to be $9.8 billion." Please expand your disclosure to explain why management believes the dividend is inherently included in the closing stock price and should not be separately accounted for in the calculation of fair

value of total consideration transferred. In your response, please also address how this statement is supported by the guidance of ASC 805-30-30-1 and 30-2.

30.   We note the adjustments to record the fair value of trademarks and other intangible assets represent a significant portion of the purchase price allocation and overall, are a material amount related to the pro forma financial statements reflecting the business combination of Kraft and Heinz. Considering their significance, with regard to pro forma adjustment 5(e), please revise your pro forma footnote disclosure to separately disclose each significant class of intangible asset by fair value and useful life, as applicable.

31.   On a similar matter, you have disclosed that an income approach is "primarily" used to determine the estimated fair values of these intangible assets. In connection with your response to our comment above, please provide further disclosure of the different methods used to evaluate each significant class of intangible asset. If multiple methods are used to evaluate fair value, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method and why management has selected these methods as the most meaningful. Your enhanced disclosure should address the weighting of each of the methods used, including the basis for that weighting. Please also expand your disclosure of the significant assumptions used in the development of your valuations to address the uncertainty associated with these assumptions as well as any significant differences in those assumptions used when compared to Kraft's prior year performance (i.e., a change in expected net revenues, cost of sales or marketing costs that reflect a significant difference from the revenues earned or costs incurred in the prior year).

32.   Pro forma adjustment 5(i) includes a statement that the pro forma financial statements "do not include the impact of such changes on Heinz's existing deferred tax assets, as this analysis has not been completed." Please clarify whether your pro forma presentation is in compliance with Article 11 of Regulation S-X or otherwise advise as to the meaning of this statement.

33.   We note pro forma adjustment 5(m) is made to reflect "estimated future transaction costs Heinz expects to incur related to the merger." Please tell us what factors make this future event a factually supportable adjustment under Rule 11-02(b)(6) of Regulation S-X.

Note 7. Earnings per Share, page 120

34.   We note pro forma adjustment 7 assumes the shares issued to the Sponsors. Please disclose the number of shares that are assumed to be issued to the Sponsors for their $10 billion pre-merger purchase.

35.   Please explain why the unaudited pro forma combined net income applicable to common shareholders of $1,590 reflected in the table at the bottom of page 120 should not match the pro forma net income attributable to common shareholders amount reflected in the

Unaudited Pro Forma Condensed Combined Statement of Operations of $1,595 on page 112.

Non-GAAP Measures, page 160

36.   We note your disclosure of Adjusted EBITDA here as well as within your segment information disclosed in footnote 6. Your disclosure table on page F-23, which provides a similar reconciliation of Adjusted EBITDA to Income from continuing operations before income tax includes descriptive footnotes, providing additional information to the reader related to certain reconciling items. Please expand your disclosure on pages 161 and 162 to provide similar footnote explanations, or tell us why such disclosure would not be useful to the reader. In addition, we note the reconciling item labeled "other special items" in arriving at Adjusted EBITDA. On page 162, you also disclose the non-GAAP measure "Results Excluding Special Items." Please expand your disclosure to clearly distinguish and highlight the differences between the amounts included in "special items" as it relates to your two non-GAAP measures.

Discussion of Significant Accounting Estimates, page 163

37.   We note certain assumptions and estimates are identified throughout your discussion of significant accounting estimates. This discussion should describe why the accounting estimate/assumption bears the risk of change, how these estimates and related assumptions were derived, how accurate those estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when such information is reasonably available. Please tell us what consideration you gave to providing these disclosures for each of the accounting policies described. Refer to FRC 501.14 and Interpretive Release 33-8350.

Goodwill and Indefinite-Lived Intangibles, page 164

38.   While we note that you recognized a $222 million total impairment charge for intangible assets during 2014, the remaining carrying amount of those assets continues to be significant to your total assets. In addition, you have stated: "there is not a significant excess of fair value over the carrying values as of December 28, 2014" because indefinite-lived intangibles were adjusted to their fair values in connection with the 2013 Merger and due to the recent partial impairments. Accordingly, please enhance your disclosure to more fully describe the risk of future impairment to the remaining indefinite-lived intangible assets and goodwill. For instance, describe how you arrive at estimates of future cash flows and how the key assumptions are determined. Discuss the degree of uncertainty associated with the key assumptions and describe potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please include expanded, quantified disclosure providing investors

Bernardo Hees
H.J. Heinz Holding Corporation
May 8, 2015
Page 9

with more insight into the assumptions used in your assessment, including the following disclosures where material:

- how the assumptions compare to recent operating performance,
- the basis for any assumptions that differ significantly from recent operating performance, including net sales trend and growth rate and operating margin,
- a discussion of management´s assessment of the sensitivity of the results of your impairment assessment to the assumptions, and
- the potential impact on future operations.

Refer to Section 501.14 of the Codification of Financial Reporting Policies. See Section 501.02 of the Codification of Financial Reporting Policies that requires disclosure of material uncertainties, including the recoverability of assets.

Management and Other Information of the Combined Company, page 170

39.   Please provide additional detail regarding the positions held during the past five years for each of the following individuals: Messrs. Abel, Basilio, Luz, Pelleissone, and Romaneiro. See Item 401(e) of Regulation S-K.

Board Committees, page 175

40.   We note your disclosure of the identities of the directors and your disclosure that Mr. Cahill will chair the Operations and Strategy Committee and Mr. Pope will chair the Audit Committee. Once additional information becomes available as to which directors are slated to serve on each committee, please disclose the details.

Executive Compensation, page 178

41.   Please enhance your discussion of executive compensation to provide all of the information required by Item 402. We may have further comments after reviewing your response.

Description of Kraft Heinz Capital Stock, page 202

Shareholder action by written consent, page 205

42.   We note your discussion of the written consent provision in the new Kraft Heinz charter, including the statement that "[t]o the extent that 3G Global Holdings and Berkshire Hathaway collectively hold a majority of common stock, they would have the power to adopt amendments of the new Kraft Heinz charter or take other actions that require not less than a majority of votes of holders of outstanding common stock to authorize such action." Please highlight this issue in the forepart of the filing and in appropriate risk factor disclosure.

Index to Financial Statements of H.J. Heinz Holding Corporation, page F-1

43.   We remind you of the requirements to update your financial statements and related
        disclosure throughout the filing to comply with Article 3-12 of Regulation S-X.

Note 4. 2013 Merger and Acquisition, page F-18

44.   You include reference to fair value estimate work performed by third-party valuation
        specialists. Please tell us whether any of the related disclosure contains a report,
        valuation or opinion attributable to a third party expert, or a summary of their work, and
        how you considered the guidance in Question 233.02 of the Compliance and Disclosure
        Interpretations regarding Securities Act Rules.

Note 10. Income Taxes, page F-31

45.   We note the significant decrease in your effective tax rate for fiscal year 2014 as
        compared to the effective tax rates in the prior successor and predecessor periods. Your
        disclosures state certain nontaxable income amounts that were not impacted by the recent
        restructuring and impairment costs "had a proportionally higher beneficial effect upon the
        effective tax rate in 2014 versus prior periods." Please describe the sources and nature of
        nontaxable income that had this beneficial impact. In addition, we note you incurred
        significant restructuring charges in prior periods, as well as in 2014. Therefore, please
        explain why this nontaxable income had a greater proportional effect on the effective tax
        rate in 2014 compared to the prior periods.

46.   On a similar matter, we note you also attribute the decrease in your effective tax rate for
        fiscal year 2014 to "a favorable jurisdictional income mix". Please provide further details
        regarding the specific favorable jurisdictions impacted in 2014 and how the income mix
        changed in fiscal year 2014 as compared to prior periods. In your response, please
        identify where the benefit from the favorable jurisdictional income mix is reflected within
        the reconciliation of statutory to effective tax rate table on page F-33.

47.   Please expand your disclosures to qualitatively discuss the reasons for the variation in the
        tax on income of foreign subsidiaries that impacts the statutory tax rate, as noted in the
        reconciliation of statutory to effective tax rate table on page F-33.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief